Re:	Advanced Semiconductor Engineering, Inc. Form 20-F for the fiscal year ended December 31, 2008 Filed June 24, 2009 File No. 001-16125

August 26, 2009

Mr. Brian Cascio, Accounting Branch Chief
Mr. Martin James, Senior Assistant Chief
Ms. Kristin Lochhead
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Messrs. Cascio and James and Ms. Lochhead:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 21, 2009 regarding the Form 20-F for the fiscal year ended December 31, 2008 (the “Form 20-F”) of Advanced Semiconductor Engineering, Inc. (the “Company”).

Set forth below are the Company’s responses to the comments raised by the Staff.  The comments are repeated below in bold and followed by the Company’s response.

In connection with responding to the Staff’s comments, the Company acknowledges that:

■	The Company is responsible for the adequacy and accuracy of the disclosure in the Form 20-F;

■	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to the Form 20-F; and

■	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the fiscal year ended December 31, 2008

Item 15. Controls and Procedures, page 90

Management’s Annual Report on Internal Control over Financial Reporting, page 90

1.
Please revise future filings to include a statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting. Refer to Item 15(b) of Form 20-F.

Pursuant to your telephone conversation on Monday, July 27, 2009 with our U.S. counsel, Davis Polk & Wardwell LLP, we confirm that we will state in future filings that the registered public accounting firm that audited the financial statements included in our annual report containing the disclosure required by Item 15 has issued an attestation report on the issuer’s internal control over financial reporting.

Mr. Brian Cascio
Mr. Martin James
Ms. Kristin Lochhead	August 26, 2009	page 2

Consolidated Financial Statements

Note 32. Summary of Significant Differences Between Accounting Principles Followed by the Company and Accounting Principles Generally Accepted in the United States of America, page F-55

2.
We see from the statement of operations on page F-4 that you recognize the “loss on inventory valuation and obsolescence” and “impairment loss” as non-operating losses under ROC GAAP. Please tell us how you present these losses under U.S. GAAP. Please refer, by analogy, to FASB ASC 420-10-S99-1 and 3. Please also tell us the nature of the “impairment loss” and explain the basis for your presentation under U.S. GAAP.

The Company respectfully informs the Staff that the “loss on inventory valuation and obsolescence” as disclosed on page F-4 was reclassified to “cost of revenues” as disclosed in the consolidated statements of income under U.S. GAAP shown on page F-63. The Company supplementally informs the Staff that upon consideration of the valuation of the inventory and the presentation of the written off amount, the Company considered, by analogy, FASB ASC420-10-S99-3 which in part states that “decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business. Accordingly, the SEC staff believes that inventory markdowns should be classified in the income statement as a component of ‘cost of goods sold’.”

The Company also respectfully informs the Staff that the line item “Impairment loss” for the year ended December 31, 2008 as disclosed on page F-4 consists of the following:

	Footnote reference	December 31, 2008 (in thousands)
Other-than-temporary-impairment of available-for-sale financial assets	6	NT$149,954	US$4,578
Loss on impairment of financial assets carried at cost	10	NT$21,395	US$653
Loss on impairment of property, plant and equipment	12	NT$87,375	US$2,667
Impairment in Flip-Chip production line	15	NT$34,595	US$1,056
Total Impairment Loss		NT$293,319	US$8,954

The impairment losses attributed to “Other-than-temporary-impairment of available-for-sale financials assets” and “Loss on impairment of financial assets carried at cost” were recorded as part of non-operating expenses in accordance with Regulation S-X Rule 5-03(9), Non-operating expenses, as the security investments for which the losses were incurred are not the Company's main operating activity. Income generated from these investments are also presented as “non-operating income.”

The “loss on impairment of property, plant and equipment” and “impairment in Flip-Chip production line” relate to the Company's write-downs on its machinery and equipment as well as the idle assets in its Flip-Chip production line caused by various commercial factors which led the Company to conclude that the carrying value of such machinery and equipment was not recoverable. Therefore, the impairment loss was reclassified under U.S. GAAP to “operating expenses” as shown on page F-63 in accordance with ASC360-10-45-4, which states “an impairment loss recognized for a long-lived asset to be held and used shall be included in income from continuing operations before income taxes in the income statement of a business entity.”

Mr. Brian Cascio
Mr. Martin James
Ms. Kristin Lochhead	August 26, 2009	page 3

Note 33. Additional Disclosures Required by U.S. GAAP, page F-64

3.
We see from page F-14 that you acquired from the minority shareholders the ordinary shares of ASE Test on May 30, 2008. Please tell us and revise future filings to disclose how you have accounted for the acquisition under U.S. and ROC GAAP and include the disclosures required by paragraph 51-55 of SFAS 141, as appropriate.

The Company respectfully advises the Staff that the Company accounted for the acquisition of minority shareholders’ shares using the purchase method of accounting under U.S. and ROC GAAP. The purchase method under ROC GAAP is similar to SFAS 141. The allocation steps are as follows:

(a)
All identifiable assets acquired and liabilities assumed in a business combination, whether or not shown in the financial statements of the acquired corporation, should be measured based upon their fair values on the acquisition date.

(b)
Compare the fair values of all identifiable net assets acquired with the acquisition cost. When the cost exceeds the fair value of identifiable net assets acquired, the excess should be recorded as goodwill.

In future filings, the Company will include additional disclosures required by paragraphs 51-55 of SFAS 141 as follows:

ASE Test Acquisition

On May 30, 2008, ASE Inc. acquired from minority shareholders the remaining 53.4% of shares it did not own. Combined, ASE Inc. acquired by cash the ordinary shares of ASE Test (the “ASE Test Acquisition”) listed on NASDAQ (the “ASE Test NASDAQ Shares”) for US$14.78 per share, and listed on the Taiwan Stock Exchange (the “TSE”) in the form of Taiwan Depositary Receipts (the “TDRs”) for NT$5.6314 per TDR, respectively.  The purpose of the acquisition of the minority shareholders’ shares of ASE Test was to fully consolidate ASE Test’s earnings with the Company’s, simplify the organizational structure, reduce costs and administrative burdens associated with filing and compliance requirements, enhance brand recognition, and increase flexibility in making investments and allocating resources among subsidiaries. The total purchase price was NT$26,309,311 thousand (US$803,093 thousand). After the ASE Test Acquisition, ASE Test became a wholly-owned subsidiary of ASE Inc., and the ASE Test NASDAQ Shares and TDRs were delisted from NASDAQ and the TSE, respectively.

The ASE Test Acquisition was accounted for as a purchase as prescribed by SFAS No. 141, Business Combinations, and the purchase price has been reflected in the Company’s consolidated financial statements as of and for periods subsequent to May 31, 2008. This results in stepping up ASE Test’s net assets to fair value for the acquired interest. The Company engaged independent third party appraisers to assist in making such determinations. Information for all periods prior to May 31, 2008 is presented using the historical basis of accounting.

The purchase price allocation based on the fair value analysis is as follows (in NT$ thousands):

Assets and liabilities acquired as of May 31, 2008
Current assets	$9,008,176
Property, plant and equipment	6,407,633
Intangible assets	1,675,139
Goodwill	6,761,987
Other assets	5,474,004
Liabilities assumed	(3,017,628)
Net assets acquired	$26,309,311

Mr. Brian Cascio
Mr. Martin James
Ms. Kristin Lochhead	August 26, 2009	page 4

Current assets, property, plant and equipment, other assets and liabilities were recorded at fair value. The valuation of acquired intangible assets was determined based on management’s estimates and consultation with an independent appraiser. The identifiable intangible assets acquired were as follows:

(a)
NT$709,088 thousand for acquired special base technology representing the existing “know-how” of customizing testing programs for individual customer’s needs. Integrated circuit “IC” testing is a unique process as IC differs by function, design and specifications. Testers must be configured to meet the unique requirements of each test. “Know-how” is amortized over the estimated useful life of 5 years.

(b)	NT$50,416 thousand for patents that relate to the maintenance of base technology “know-how” (mentioned above) and testing environments. Patents are amortized over the estimated useful life of 5 years.
(c)
NT$915,635 thousand for customer relationships represents what a firm would be willing to pay ASE Test in order to exploit revenue associated with the existing customer and/ or relationship and is amortized over the estimated useful life of 11 years.

The excess of the purchase price over the fair value of net assets acquired is allocated to goodwill. The Company paid a premium for this acquisition in order to fully consolidate ASE Test’s earnings, simplify organizational structure, reduce costs and administrative burdens associated with filing and compliance requirements relating to ASE Test’s listings on the NASDAQ Global Market and the TSE and public company reporting obligations, enhance brand recognition through the promotion of a single common brand and increase flexibility in making investments and allocating resources among our subsidiaries.

The following unaudited pro forma information is for illustrative purposes only and presents the results of operations for the period ended December 31, 2007 and 2008 under U.S. GAAP as though the ASE Test Acquisition had occurred at the beginning of each of the periods presented. The unaudited pro forma financial information is not necessarily indicative of the consolidated results of operations in future periods or the results that actually would have been realized had the Company and ASE Test been a combined company during the specified periods. The unaudited pro forma financial information under U.S. GAAP does not reflect any operating efficiencies or cost savings the Company may achieve with respect to the combined companies.

(in NT$ thousands)
	2007	2008
Net sales	$101,163,069	$94,430,912
Cost of sales	75,134,707	73,109,934
Gross profit	26,028,362	21,320,978
Operating expenses	11,108,707	10,820,666
Income from operations	14,919,655	10,500,312
Non-operating income (expenses)	71,382	(1,351,194)
Income before income tax	14,991,037	9,149,118
Income tax expense	3,262,434	2,503,482
Income before minority interest	11,728,603	6,645,636
Minority interest in net income of subsidiaries	(489,953)	(647,527)

Net income	$11,238,650	$5,998,109

Earnings per share (NT$) Basic	$2.11	$1.12
Diluted	$2.04	$1.10

Mr. Brian Cascio
Mr. Martin James
Ms. Kristin Lochhead	August 26, 2009	page 5

In future filings, under ROC GAAP, the Company will include additional disclosures required as follows:

ASE Test Acquisition

The ASE Test Acquisition was accounted for as a purchase as prescribed by ROC SFAS No. 25,
Business Combinations-Accounting Treatment under Purchase Method, and the purchase price has been reflected in the Company’s consolidated financial statements as of and for periods subsequent to May 31, 2008. This results in stepping up ASE Test’s net assets to fair value for the acquired interest.

Exhibit 12(a) and 12(b)

4.
We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individual’s title.

We confirm that the identification of the certifying individual at the beginning of each certification will be revised so as not to include such individuals’ title in future filings.

*               *               *

If you have any questions about this response letter or the Form 20-F, please do not hesitate to contact the undersigned (Tel: 886-2-8780-5489; Fax: 886-2-2757-6121) or Show-Mao Chen of Davis Polk & Wardwell LLP (Tel: 8610-8567-5001; Fax: 8610-8567-5123).

Sincerely yours, Advanced Semiconductor Engineering, Inc.
By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

cc:	Jun Kung Deloitte & Touche Show-Mao Chen, Esq. Davis Polk & Wardwell LLP